Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

November 22, 2019

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 333-172080 and 811-22525
Coho Relative Value ESG Fund (S000067007)

Dear Ms. Rossotto:

The purpose of this letter is to respond to the comments you provided on October 15, 2019, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 431 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the following new series to the Trust: the Coho Relative Value ESG Fund (the “Fund”).  PEA No. 431 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on August 28, 2019.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

Prospectus Comments

1.
With respect to the operating expenses limitation agreement discussed in footnote 2 to the fees and expenses table, please confirm the agreement will be in effect for at least one year from the date of the prospectus.

The Trust responds supplementally by confirming that the operating expenses limitation agreement will be in place for at least one year from the date of the prospectus.

2.
The first paragraph under “Principal Investment Strategies” on page 2 of the prospectus states “The equity securities in which the Fund primarily invests include common stocks.” Is this intended to state that the Fund will primarily invest in common stocks? Please clarify.

The Trust responds by revising the noted disclosure as follows: “The Fund’s investments in equity securities will primarily consist of common stocks.”

3.
The Staff requests additional disclosure with respect to the Fund’s evaluation of Environmental, Social and Governance (“ESG”) criteria and how the Adviser determines which securities to buy for the Fund. In particular, please consider revising the second paragraph under “Principal Investment Strategies” on page 2 of the prospectus to address the following:

a.
 The first paragraph states “These 250 companies are then further screened to evaluate those prospective portfolio companies based on the promotion and following of Environmental, Social, and Governance (“ESG”) best practices. The Adviser’s evaluation of a particular company’s adherence to ESG best practices utilizes a proprietary quantitative process complemented with in-depth qualitative analysis. Please provide additional disclosure specific enough to help an investor understand how the Fund will determine which securities to purchase and sell from an ESG perspective. Consider disclosing the quantitative and qualitative ESG factors considered by the Fund and how they are applied to the Fund’s purchase and sell decisions.

b.
The first paragraph states “This process incorporates a multi-factor scoring methodology and incorporates metrics from company’s financial filings, corporate responsibility reports and proxy disclosures?” Please provide additional disclosure regarding the factors being considered by the Adviser as part of this analysis and how they are applied with respect to the Fund.

c.
The first paragraph states “The Adviser may supplement the internal research with data from third-party databases.” Please disclose what factors those third-party databases would consider in assigning an ESG score to a company.

d.	Please identify what criteria the Fund uses to evaluate whether a company adheres to ESG best practices.

The Trust responds by revising the second paragraph under “Principal Investment Strategies” and accompany bullet points as follows:

The Adviser begins with a screen of approximately 1,000 larger cap companies. Through a combination of quantitative and qualitative analyses, the Adviser further reduces the larger cap universe to 250 companies, which it believes have stable and predictable growth in earnings, revenues, and dividends. These 250 companies are then further screened to evaluate those prospective portfolio companies based on the promotion and following of Environmental, Social, and Governance (“ESG”) best practices. The Adviser’s evaluation of a particular company’s adherence to ESG best practices utilizes a proprietary quantitative process complemented with in-depth qualitative analysis. Industry-specific, material ESG value drivers are identified for each company based on the internally derived criteria and the Sustainability Accounting Standards Board (“SASB”) framework.  Material ESG value drivers are the most relevant and financially important ESG aspects of the company’s business model. These “drivers” can have a significant short or long term impact on the company’s environmental, social, and governance profile. For example, for healthcare companies a material ESG value driver is improving access to healthcare for more people; however, for a manufacturing company, a material value driver might be revenue derived from environmentally friendly products. The Adviser’s methodology determines what it believes the impact each of the drivers has on financial metrics such as revenue, margins and returns.  These drivers serve as a tool to quantify a company’s ESG performance.  The Adviser will review corporate sustainability reports, Carbon Disclosure Project scores, government databases, Bloomberg ESG analytics, Institutional Shareholder Services (“ISS”) reports and engagement with company management. The~~is~~ final process incorporates a multi-factor scoring methodology and incorporates metrics from company~~’s~~ financial filings, corporate responsibility reports and proxy disclosures.

Specific environmental factors to be evaluated by the Adviser will include a company’s policy towards climate change, carbon emissions, air/water pollution and energy efficiency. From a social perspective, the Adviser will review company labor standards, community relations and human rights.  In terms of governance, the Adviser will incorporate an analysis of the company’s board composition, long-term sustainability incentives and transparency in disclosure.  The Adviser analyzes these factors with a preference for positive and improving trends when considering individual stocks for purchase in the portfolio.    The Adviser may supplement the internal research with data from third-party databases. Each third-party database will have their own custom ESG scoring methodology but some examples of environmental factors tracked by third-party databases would include energy intensity, greenhouse gas intensity and water intensity.  Examples of social and governance factors tracked by third-party databases include female representation on company Boards, Board Director independence and improving ESG information disclosures.

Both the quantitative and the qualitative processes focus on identifying and tracking the most relevant and/or material ESG factors for each industry and company.   The result is an investable universe of approximately 200 companies that satisfy our financial criteria and demonstrate a strong and/or improving commitment to ESG best practices (“ESG Companies”). Key characteristics are summarized below:

•	ESG driven – securities in the portfolio have strong ESG characteristics;

•	Stability – low variability in earnings, revenues, and financial strength;

•	Growth – absolute and relative growth in earnings, revenues, and dividends;

•	Profitability – the ability to consistently generate revenues in excess of expenses and to minimize capital investment;

•	Quality – balance sheet strength, management depth, integrity, and the ability to skillfully execute strategic objectives; and

•	Shareholder focus – transparency of financial~~s~~ and operational strategy, capital allocation preferences, including dividends, buybacks and acquisitions.

4.	The Fund name includes “Relative Value.” Please explain supplementally what “relative value” means and how the fund incorporates “relative value” into its principal investment strategies.

The Trust responds supplementally that relative value is a term the Adviser uses to differentiate its strategy from the term “value” or “deep value”.  Relative value involves the use of fundamental research on companies that may be investments for the Fund to determine the company’s value when compared to values of companies in similar businesses.  In addition to other companies, relative value analysis compares the current value of a company to its own history of valuation.  The Adviser seeks companies to add to the Fund’s portfolio that are undervalued relative to its peers and its own history.

5.
The final bullet point on page 3 of the prospectus states “The Adviser objectively identifies and monitors material operating metrics, financial metrics, and sustainability metrics that it expects the companies to maintain or achieve at specific points in time.” Please define what “sustainability” means in that bullet point and identify the sustainability metrics used by the Fund.

The Trust responds supplementally that “sustainability metrics” as in that bullet point refer to a company’s stewardship and responsible use of resources to further social, economic and environmental good. In addition, the Trust responds by revising the disclosure as follows:

“The Adviser objectively identifies and monitors material operating metrics, financial metrics, and sustainability metrics, which include stewardship and responsible use of resources to further social, economic and environmental good, that it expects the companies to maintain or achieve at specific points in time.

6.
The final paragraph under “Principal Investment Strategies” states that the Fund “may invest in other investment companies, including exchange-traded funds (“ETFs”), to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”).” If the Fund anticipates incurring acquired fund fees and expenses that exceed 0.01%, please disclose as a separate line item in the fees and expenses table.

The Trust responds supplementally that the Fund does not anticipate incurring greater than 0.01% in acquired fund fees and expenses during the fiscal period ending July 31, 2020.

7.
The final paragraph under “Principal Investment Strategies” states “The Fund may also invest up to 20% of its total assets in foreign securities, including American Depositary Receipts (“ADRs”).” If the Fund intends to invest in securities of companies from emerging markets as a principal investment strategy, please disclose how the Fund defines “emerging market” and add appropriate risk disclosure. In addition, if the Fund intends to invest in unsponsored ADRs as a principal investment strategy, please include disclosure to that effect in the principal investment strategies.

The Trust responds supplementally that it does not intend to invest in securities of companies located in emerging markets as a principal investment strategy. In addition, the Trust responds by revising the noted disclosure as follows, to include reference to unsponsored ADRs:
“The Fund may also invest up to 20% of its total assets in foreign securities, including sponsored and unsponsored American Depositary Receipts (“ADRs”).”

8.	The disclosure under “Principal Risks” includes an “ESG Risk” factor which references sustainability criteria. Please disclose the “sustainability criteria” to be utilized by the Fund.

The Trust responds by revising the risk factor as follows, to remove the reference to “sustainability criteria” as the Adviser’s ESG analysis already builds in consideration of  the environmental factors noted in the principal investment strategies making the use of “sustainability criteria” in the risk factor redundant:

“ESG Risk. Applying ESG ~~and sustainability~~ criteria to the investment process may exclude securities of certain issuers for non-investment reasons and therefore the Fund may forgo some market opportunities available to funds that do not use ESG ~~or sustainability~~ criteria.”

9.
The Fund’s “Principal Investment Strategies” include reference to “growth” as a key factor the Adviser will consider in evaluating which securities to buy for the Fund. Consider adding a risk factor related to investments in growth stocks.

The Trust responds by adding the following risk factor under “Principal Risks”:

“Growth-Style Investing Risk.  Investors expect growth companies to increase their earnings at a certain rate that is generally higher than the rate expected for non-growth companies.  If a growth company does not meet these expectations, the price of its stock may decline significantly, even if it has increased earnings.  Growth companies also typically do not pay dividends.  Companies that pay dividends may experience less significant stock price declines during market downturns.”

10.
Page 7 of the prospectus states “The primary focus of the Adviser’s portfolio construction process is on risk control and protecting principal in down markets, while capturing most of the upside performance.” If this is the primary focus, consider adding this disclosure to the summary section of the prospectus. Also, if this is the primary focus of the Adviser’s portfolio construction process, please disclose how this ties to the Fund’s use of “ESG” and “Relative Value” in the Fund’s name.

The Trust responds supplementally that, while ESG and Relative Value are critical elements of the Fund’s strategy focus they do not define the entire strategy. The Adviser seeks to find attractive value (relative value) on what the Adviser believes is an advantaged universe of stocks. The universe of stocks is created by applying the Adviser’s fundamental company analysis and ESG research criteria. In addition, the Trust will revise the noted disclose as follows:

“The Adviser’s portfolio construction process focuses on ~~primary focus of the Adviser’s portfolio construction process is on~~ risk control and protecting principal in down markets, while capturing most of the upside performance.”

11.
Page 12 of the Prospectus under “Similarly Managed Account Performance” includes disclosure that “All returns reflect the deduction of the actual investment advisory fees charged, brokerage commissions and execution costs paid by the accounts, without provision for Federal or state income taxes.  Custodial fees, if any, were not included in the calculations.” Please confirm that returns are net of all fees other than custodial.

The Trust confirms supplementally that the performance returns shown are net of all fees paid to the Adviser or an affiliate of the adviser and any transaction costs. The Trust believes this approach is consistent with the articulated position of the staff of the Division of Investment Management regarding presentation of net-of-fee performance. (See, for example, Association for Investment Management and Research, 1996 SEC No-Act. LEXIS 936 (Dec. 18, 1996).

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch

Thomas A. Bausch, J.D.
Secretary

cc:  Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.